November 20, 2009

By Facsimile to 212-702-3658

Thomas M. Majewski, Esq.
Jonathan Goldstein, Esq.
Bingham McCutchen LLP
One Battery Park Plaza
New York New 1004-1469

Re: Evermore Value Funds Trust (the "Trust")
File Nos. 333-162066, 811-22335

Dear Messrs. Majewski and Goldstein:

We have completed our review of the registration statement on Form N-1A filed by the Trust on September 22, 2009, to register shares of two initial series, Evermore Global Fund ("Global Fund") and Evermore European Fund ("European Fund")(together, the "Funds"). We have the following comments.


PROSPECTUS


1. The prospectus states, at page 4, in the first paragraph under the heading "Principal Investment Strategies," that the Global Fund may invest in securities of issuers in any country, including the United States, but it does not list the specific names (except for the United States) or number of countries involved. Please disclose this information in the first paragraph, or, if the Global Fund does not expect to substantially invest in a number of different countries, please explain and justify in your response the use of the word "global" in its name. See Investment Company Act Release No. 24828 (Jan. 17, 2001)(Investment Company Names Adopting Release), at note 42. Please also include a statement in the first paragraph that at least 40% of the Global Fund's investments will be made in the securities of issuers located outside of the United States.

2. We have some additional comments on the disclosure of the Global Fund's principal strategies under "Principal Investment Strategies," beginning at page 4 of the prospectus, as follows.

(a) Please revise the discussion set forth after the side headings "Merger/Arbitrage Situations" and "Distressed Companies" to clarify the meaning of the statement that the

Global Fund will invest "to a lesser extent" in arbitrage situations and distressed companies. As a related matter, please disclose the principal risks of such investments in more clear detail in the subsequent discussion of principal investment risks for these Funds, which currently appears on page 8 of the prospectus, under the heading "Principal Investment Risks of Both Funds."

(b) At page 4, following the side heading "Cash," please briefly explain how the Adviser expects to use cash to help manage risk, or, in the alternative, include such an explanation later in the prospectus, under the heading "Additional Information about Principal Investment Strategies and Principal Risks" at page 12. In addition, please be certain to co-ordinate the disclosure added to the prospectus in response to this comment with the description of the Fund's temporary investment policies in the final full paragraph of this section on page 5.

(c) Also at page 4, following the side heading "Hedging," the prospectus identifies certain financial instruments the Adviser may use in hedging strategies for the Global Fund, without limiting the use of such instruments to those specifically identified. Accordingly, please either delete the phrase "but not limited to" or specifically identify each of the financial instruments the Adviser expects to use in hedging strategies for the Global Fund.

(d) Please confirm in your response letter that the strategies referred to as "Activism" and "Operating Experience" in their respective side headings, at page 5, are principal strategies. See also Comment 3, below.

(e) Please reconcile the statement that Global Fund will not hold arbitrage investments for a substantial period of time with its investment objective to achieve long-term capital growth..

(f) Please substitute the word "will" for "may" in the reference to the Global Fund's non-diversified status.

(g) We note expressly that our comments on the discussion in the prospectus of the Global Fund's principal investment strategies also apply to the discussion of the European Fund's principal investment strategies, which begins at page 6 of the prospectus.

3. The prospectus states, at page 5, under the heading "Principal Investment Strategies - Operating Experiences" regarding the Global Fund, and reiterates at page 6 under an identical heading for the European Fund, that the Adviser plans to use the significant U.S. and foreign business experience of certain "individuals of the Adviser's management" to help evaluate investments for both Funds. The prospectus subsequently states, at page 17, that David E. Marcus is the portfolio manager for each Fund.

(a) Please summarize in the above-cited parts of the prospectus at pages 5 and 6, respectively, and describe in more specific detail subsequently in the prospectus, as appropriate, the role that the experienced business personnel who are part of the "Adviser's management" will perform in evaluating investments for each Fund in the securities of distressed or undervalued companies, merger/arbitrage situations, or otherwise.

(b)   Please briefly describe, either in this part of the prospectus at pages 5 and 6, or subsequently, as appropriate, the employment arrangements between the Adviser and such experienced business personnel and, in addition, briefly discuss and compare their principal responsibilities with those of Mr. Marcus, who we understand will be primarily responsible for making day-to-day investment decisions for each Fund. Further in this regard, please disclose more specific details concerning the Adviser's "activist role" in controlling or influencing management of companies in which the Funds invest. As a final related matter, please review and, as necessary or appropriate, revise the discussion in the prospectus pertaining to the portfolio management of each Fund. See Item 5(a)(2), and related instructions, Form N-1A.

4.   In the third full paragraph on page 7 the prospectus defines "European companies" as issuers who meet at least one of three alternative standards set forth in items "(i)," "(ii)," and "(iii)." We question whether issuers who only meet items "(i)" or "(ii)," but not both, may properly be considered "European."   Accordingly, please revise the definition, as appropriate, to fully address this issue. The same paragraph also refers to the European Union, whose member countries should be individually identified somewhere in the prospectus.

5.   At page 8, under "Principal Investment Risks of Both Funds," the prospectus describes the principal risks of each Fund's portfolio. Please rearrange this information so that the prospectus describes the principal investment risks of each Fund immediately after the discussion of its principal investment strategies.

6.   Also at page 8, under "Principal Investment Risks of Both Funds," the prospectus refers to unspecified additional risks that are not described there. Please disclose in this section all the principal investment risks of the Funds. See also Comment 9, below.

7. We have the following comments on the fee table for the Global Fund, which also apply to the European Fund fee table.

(a) Footnote 1 to the fee table for the Global Fund, at page 9 of the prospectus, describes a conversion feature for Class A and Class C shares and states that the conversions will not be automatic.   Please provide a brief legal analysis supporting the use of such a conversion feature under Rule 18f-3 of the 1940 Act in your response letter. In that connection, see also Item 7(c)(3) of Form N-1A.

(b) Footnote 4 to the table states that the Funds will charge a wire fee for certain redemptions. Please disclose the amount of this fee.

(c)   Footnote 7 to the table states that the Adviser has contractually agreed to limit the Fund's operating expenses for its first fiscal year to certain specified amounts for Class A shares, Class C shares, and Class I shares, respectively. Please include this agreement in Part C of the registration statement in a pre-effective amendment. Please also disclose the ending date of the Fund's first fiscal year, who can terminate the agreement and the circumstances under which that may be done. See Instr. 3(e), Item 3 of revised Form N-1.

(d)   Footnote 7 mentions interest expenses. Does the Fund expect to have interest expenses?

(e) Footnote 7 also mentions organizational expenses. Please specify in your response letter the amount of these expenses and the time period over which it is expected they will be amortized.

(f) Please revise the introductory narrative to the Example to indicate that it assumes the costs shown there reflect net expenses for the first year and gross expenses thereafter.

(g) Please either include a line item for acquired fund fees and expenses in the fee table or explain in your response letter the grounds for not including such information given the fact that, as the prospectus indicates at page 13, the Funds apparently may invest substantially in exchange-traded other acquired funds as a principal strategy under certain circumstances.

8.   Please include in a pre-effective amendment the numerical and other information required to be set forth in the prospectus and SAI that has been omitted from the initial registration, including the dollar amounts required to be shown in the examples at pages 10 and 12 of the prospectus for the respective Funds.

9. We have the following comments on the section of the prospectus beginning at page 12 under the heading "Addditional Information about Principal Investment Strategies and Principal Risks."

(a)   We could not find much disclosure about both Fund's investments in large-, mid-, and small-capitalization companies in the strategy/risk sections of the summary. Please either add such disclosure to the summary or direct our attention to the relevant sections of the prospectus where it is currently provided.

(b) The prospectus states, at page 13, that common stocks, preferred stocks, and securities convertible into common stock are "examples of equity securities." Please expressly identify any other equity securities in which the Funds will primarily invest. (We note that the prospectus also states, at page 4, that equity securities include common stock, preferred stock, and securities convertible into common stock.)

(c)   Please briefly note in the prospectus summary that the Funds may invest in ETFs as a principal strategy, as presently indicated at page 13, and, also, the principal risks of such investments, as presently indicated at page 14.

(d)   Please be certain to briefly describe in the summary each of the different risks discussed in the section that begins on page 13 of the prospectus, following the side heading "Below Investment-Grade Securities Risk/High Yield Risk." Further in this connection, please review and revise the discussion of the risks set forth in this section, as appropriate, to make it more fully clear why each one of them is deemed to be a principal risk. It is not at all clear to us, for example, why "Municipal Bond Risk," listed at page 16 of the prospectus, may be expected to be a principal risk of investing in either Fund.

(e) Please expand the discussion of foreign securities risk following the side heading "Foreign Securities Risk," at pages 14 -15, to include relevant disclosure of the principal investment risks of each Fund with respect to expropriation, nationalization, war, dividend withholding, and the costs of converting foreign currencies into U.S. dollars.

(f) Please insert "Non-" before the side heading "Diversification Risk," at page 14, to properly reflect the diversification policy of the Funds.

8. At page 17, under the heading "Investment Adviser," the prospectus states that, as of September 18, 2008, the Adviser did not have any managed assets. Please update this statement to a more recent date.

9. The prospectus states, at page 24, that payment for the purchase of shares is not "part of good order." Please specify when payment for share purchases is required. Please also make it clear what happens when purchases made by regular mail do not include a check.

10. Please replace the words "seven business days or more" at page 29 of the prospectus, under the side heading "Selling Recently Purchased Shares, "with the words "up to 15 days," to be consistent with the description of the procedures for redeeming shares on the same page of the prospectus, under the side heading "Redemption Payments."

11. The prospectus refers to share certificates at page 30. Do the Funds issue certificates for their shares?

12. The prospectus states, at page 31 under the heading "How to Exchange Shares," that there is no charge for exchange privileges. Footnote 4 to the fee table states that exchanges made within 30 days of purchase are subject to a 2% exchange fee. Please reconcile the apparent inconsistency.

13. If the Funds intend to notify investors when their accounts fall below the required

minimum amounts referred to in the prospectus, at page 32 under the heading "Accounts with Low Balances," please disclose that information. If not, please briefly discuss the reasons for not providing such notice with respect to both the mandatory redemption of small accounts and the conversion of Class I shares.

14. We have the following comments on the section of the prospectus under the heading "How Fund Share Prices are Calculated," which begins at page 33.

(a) Please disclose that redemption fees, as well as any applicable CDSC, may be deducted from NAV when shares are sold.

(b) Please explain the distinction between the "last quoted sale price" and the "official closing price" that are referred to in the third full paragraph on page 34. Please also explain in more clear detail how a value that is "within the range" of recent bid and asked prices will be determined both for securities listed on a securities exchange and also for out-the-counter securities, respectively.

(c) Please explain in your response letter why events affecting the value of corporate bonds, U.S. government securities and money market instruments before the close of the NYSE may not be reflected in the computation of NAV for the Funds. Please also explain in more complete detail the role and responsibility of third party pricing vendors to monitor these events and provide revised values to the Funds.

15. Who makes the fair value determinations described at page 34 of the prospectus, under the heading "Fair Valuation – Individual Securities?"

16.   Please change what seems to be an incorrect reference to the Worldwide and International Funds at page 35, under the heading "Retirement Plans.".

SAI

17.   At page B-3, under the heading "Fundamental Investment Policies/Restrictions," the SAI discloses that, as fundamental policies, the Funds will not borrow money or issue senior securities, except as permitted under the Investment Company Act. Please add a description to the list of fundamental policies in this section to explain what the 1940 Act permits.

18. Please substitute "25% or more" for "more than 25%" in the statement of the Funds' industry concentration policy.

19. Please revise the last sentence in this section, at page B-4, to make clear that the percentage restrictions described there do not apply to borrowings or illiquid securities investments.

*   *   *

Please respond to our comments in a pre-effective amendment to the registration statement. Comments relating to a specific location in the prospectus should be deemed to apply to all similar disclosure elsewhere in the prospectus and registration statement.

Where no change will be made in the amendment in response to a comment, please so indicate in a cover letter submitted on EDGAR that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Trust requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of this filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6968 if you have any questions or issues with regard to these matters you would like to discuss. Please also feel free to contact, Jeffrey Long, our branch accountant, at (202) 551- 16983, to discuss financial or accounting matters.

Sincerely yours,

H.R. Hallock, Jr.
Senior Counsel